SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of the Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     The reconciliation of Canadian and United States generally accepted accounting principles included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-159945 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: September 30, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
As at June 30, 2009 and for the six months ended June 30, 2009 and 2008.
In millions of Canadian dollars, except per share data
This information should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP” or “the Company”) as at June 30, 2009 and for the six month periods ended June 30, 2009 and 2008. The unaudited interim consolidated financial statements of the Company were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The material differences between Canadian and U.S. GAAP as they relate to the Company are explained and quantified below, along with their effect on the Company’s Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Balance Sheet. For a complete discussion of U.S. and Canadian GAAP differences, as they relate to the Company, see Note 28 of the consolidated financial statements for the year ended December 31, 2008 in the Company’s 2008, Annual Report and the Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures as at and for the three years ended December 31, 2008. In management’s opinion, the unaudited interim consolidated financial statements and this reconciliation include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information.
(a)	Accounting for derivative instruments and hedging: The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP, as described in CICA accounting standards Section 3855 “Financial Instruments, Recognition and Measurement”, Section 3861 “Financial Instruments, Presentation and Disclosure”, Section 3865 “Hedging”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”, are largely harmonized with U.S. GAAP. However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately. As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately with “Other assets”.

(b)	Pensions and post-retirement benefits: The Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement plans on the balance sheet under U.S. GAAP. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income (“OCI”), net of tax. No similar requirement currently exists under Canadian GAAP.

(c)	Post-employment benefits: Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses only if they fall outside of the corridor. Under U.S. GAAP, such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d)	Termination and severance benefits: Termination and severance benefits are covered by the CICA Section 3461 and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and was being amortized to income. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
(e)	Stock-based compensation: U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, stock appreciation rights (“SARs”), performance share units (“PSUs”), restricted share units (“RSUs”), and deferred share units (“DSUs”). SARs, PSUs, RSUs, and DSUs are subsequently re-measured at fair value at each reporting period. Under Canadian GAAP, liability awards, such as SARs, PSUs, RSUs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

Under U.S. GAAP compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Canadian Pacific Limited (“CPL”) corporate reorganization in 2001, CPL underwent an equity restructuring, which resulted in replacement options in CP stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to also account for stock options at their fair value under U.S. GAAP.

(f)	Internal use software: Under U.S. GAAP certain costs, including preliminary project phase costs, are to be expensed as incurred. These costs are capitalized and depreciated under Canadian GAAP.

(g)	Capitalization of interest: The Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. U.S. GAAP requires interest costs to be capitalized for all qualifying capital programs. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.

(h)	Comprehensive income: Under U.S. GAAP, all derivative instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are either recognized in earnings or in other comprehensive income depending on whether specific hedge criteria are met.

Disclosure of the change in equity from transactions and other events related to non-owner sources during the period is required. In 2009 and the comparative period presented, the differences in other comprehensive income under U.S. GAAP arose from foreign currency translation related to long-term debt designated as a hedge of the net investment in foreign subsidiaries and unfunded pension liability.

(i)	Joint venture: The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. Until April 1, 2009, the Company accounted for its joint-venture interest in the Detroit River Tunnel Partnership (“DRTP”) using the proportionate consolidation method. During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. Effective April 1, 2009, the Company discontinued proportionate consolidation and accounts for its remaining investment in the DRTP under the equity method of accounting. U.S. GAAP requires the equity method of accounting to be applied to interests in joint ventures. This had no effect on net income as it represents a classification difference within the Consolidated Statement of Income and Consolidated Balance Sheet. In 2009, equity income from DRTP prior to the disposal of a portion of the Company’s interest was $2.2 million (six months ended June 30, 2008 – $4.9 million).

(j)	Offsetting contracts: U.S. GAAP does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other.

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
(k)	Capital leases: Under U.S. GAAP, certain leases, which the Company has recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life. Under U.S. GAAP, these continue to be operating leases.

(l)	Statement of cash flows: There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP. However, U.S. GAAP requires the disclosure of income taxes paid. Canadian GAAP requires the disclosure of income tax cash flows, which would include any income taxes recovered during the year. For the six months ended June 30, 2009, income taxes paid were $9.7 million (six months ended June 30, 2008- $58.1 million).

(m)	Investment tax credits: Under U.S. GAAP investment tax credits are credited against income tax expense whereas under Canadian GAAP these tax credits are offset against the related operating expense.

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
Comparative income statement
Consolidated net income and other comprehensive income (loss) is reconciled from Canadian to U.S. GAAP in the following manner.

in millions of Canadian dollars,	For six months	For six months
except per share data	ended June 30,	ended June 30,
	2009	2008

Net income – Canadian GAAP	$219.8	$245.4
Increased (decreased) by:
Pension costs	(13.7)	0.8
Post-retirement benefits costs	5.0	3.1
Post-employment benefits costs	0.6	0.7
Termination and severance benefits	(1.5)	(4.4)
Internal use software – additions	(7.5)	(11.5)
Internal use software – depreciation	4.7	4.6
Stock-based compensation	(15.9)	3.1
Loss on ineffective portion of hedges	(3.5)	(0.1)
Capitalized interest – additions	1.2	11.4
Capitalized interest – depreciation	(2.7)	(2.4)
Capital lease – equipment rents	(0.7)	(0.7)
Capital lease – depreciation	0.4	0.4
Capital lease – interest	0.3	0.3
Future/deferred income tax recovery (expense) related to above differences	6.3	(25.8)

Net income – U.S. GAAP	$192.8	$224.9

Other comprehensive (loss) income – Canadian GAAP	(9.4)	12.8

Increased (decreased) by:
Unrealized foreign exchange gain on designated net investment hedge	3.5	0.1
Unfunded pension and post-retirement liability adjustment	19.7	1.3
Future/deferred income tax expense related to other comprehensive income	(5.8)	(0.6)

Other comprehensive income – U.S. GAAP	$8.0	$13.6

Earnings per share – U.S. GAAP
Basic earnings per share	$1.17	$1.46

Diluted earnings per share	$1.17	$1.45

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
A summary of comprehensive income resulting from Canadian and U.S. GAAP differences is as follows:

in millions of Canadian dollars	For the six months	For the six months
	ended June 30,	ended June 30,
	2009	2008

Comprehensive income
Canadian GAAP	$210.4	$258.2
U.S. GAAP	$200.8	$238.5

A summary of Revenues less operating expenses resulting from Canadian and U.S. GAAP differences is as follows:

in millions of Canadian dollars	For the six months	For the six months
	ended June 30,	ended June 30,
	2009	2008

Revenues less operating expenses
Canadian GAAP	$365.2	$448.9
U.S. GAAP	$321.0	$439.6

Consolidated balance sheet
Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

in millions of Canadian dollars	June 30, 2009	December 31,
		2008

Assets
Current assets
Cash
Investment in joint ventures	$-	$(0.1)
Accounts receivable
Receivable from bank	207.8	-

Long-term assets
Investments
Investment in joint ventures	-	51.2
Properties
Capitalized interest	174.3	175.7
Internal use software	(66.9)	(64.1)
Investment in joint ventures	-	(36.0)
Capital leases	(9.2)	(9.6)
Other assets and deferred charges
Pension	(1,201.6)	(1,160.2)
Long-term receivable	-	201.8
Transaction costs on long-term debt	40.9	43.9
Investment in joint ventures	-	(15.7)

Total assets	$(854.7)	$(813.1)

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)

in millions of Canadian dollars	June 30, 2009	December 31,
		2008

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Stock-based compensation	$11.7	$-
Investment in joint ventures	-	(0.3)
Long-term debt maturing within one year
Capital leases	(0.9)	(0.8)
Bank loan	207.8	-

Long-term liabilities
Deferred liabilities
Termination and severance benefits	-	(1.5)
Post-employment benefit liability	(6.4)	(5.8)
Under funded status of defined benefit pension and other post-retirement plans	984.5	1,036.9
Investment in joint ventures	-	(0.5)
Stock-based compensation	2.1	(2.5)
Long-term debt
Bank loan	-	201.8
Capital leases	(8.4)	(8.9)
Transaction costs on long-term debt	40.9	43.9

Future/deferred income tax liability	(565.4)	(564.8)

Total liabilities	665.9	697.5

Shareholders’ equity
Share capital
Stock-based compensation	23.3	21.5
Contributed surplus
Stock-based compensation	(1.8)	0.4
Retained income	(155.0)	(128.0)
Accumulated other comprehensive income
Funding status of defined benefit pension and other post-retirement plans	(1,385.2)	(1,399.6)

Unrealized foreign exchange gain on designated net investment hedge	(1.9)	(4.9)

Total liabilities and shareholders’ equity	$(854.7)	(813.1)

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
Income taxes
For the six months ended June 30, 2009, future/deferred income tax (expense) recovery includes $3.1 million (June 30, 2008 - $24.0 million) of tax rate changes on items reported in “Accumulated other comprehensive income”.
Dividends declared per share
Dividends declared per share in the six months ended June 30, 2009 were $0.4950 (six months ended June 30, 2008 - $0.4950).
Pensions and other benefits
For the six months ended June 30, 2009 and 2008, the components of net periodic benefit cost under U.S. GAAP for defined benefit pensions and other benefits were as follows:

	For the six months ended June 30

	2009		2008

	Pensions	Other	Pensions	Other
in millions of Canadian dollars		Benefits		Benefits

Service cost	$33.7	$7.3	$48.8	$8.1

Interest cost	241.3	14.8	222.9	13.5

Expected return on plan assets	(278.9)	(0.5)	(292.0)	(0.4)

Amortization of prior service cost	16.0	(0.8)	15.7	(0.8)

Recognized net actuarial loss	3.8	1.8	23.9	3.9

Settlement gain	-	(8.7)	-	(2.4)

Net periodic benefit cost	$15.9	$13.9	$19.3	$21.9

Pension contributions
In 2009, the Company expects to make total contributions of between $100 million and $150 million for all its defined benefit pension plans, of which $43.7 million was disbursed as at June 30, 2009.
Framework for Fair Value Measurement
The fair value of financial instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such prices are not available, CP incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date.

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
Fair Value of Financial Instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are directly or indirectly observable inputs other than quoted prices. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.
•	Level 1: This category includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: This category includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market. Instruments valued using inputs in this category include non exchange traded derivatives such as over the counter financial forward contracts, as well as swaps for which observable inputs can be obtained for the entire duration of the derivative instrument.

•	Level 3: This category includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. Note 12 of the Company’s second quarter unaudited interim consolidated financial statements provides a detailed analysis of the techniques used to value long-term floating rate notes.
The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at June 30, 2009.

in millions of Canadian dollars	Level 1	Level 2	Level 3	Total

Financial Assets:

Current financial assets	$-	$5.2	$-	$5.2

Long-term financial assets	-	9.4	65.2	74.6

Financial Liabilities:

Current financial liabilities	-	0.3	-	0.3

Long-term financial liabilities	-	33.9	-	33.9

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
Fair value measurements using significant unobservable inputs (Level 3)
Below is a roll-forward of assets measured at fair value using Level 3 inputs for the six months ended June 30, 2009. These instruments long-term floating rate notes were valued using pricing models that, in management’s judgment, reflect the assumptions a market place participant would use.

in millions of Canadian dollars	Financial Assets

Beginning Balance, January 1, 2009	$ 72.7

Redemption of notes (including gain on settlement of $4.4 million)	(7.9)

Accretion	0.1

Change in market assumptions	0.3

Closing Balance, June 30, 2009	$ 65.2

The realized gain on settlement and unrealized gain from changes in market assumptions are reported within the caption “Gain/(loss) in fair value of long-term floating rate notes/asset-backed commercial paper” and accretion is reported within the caption “Other income and charges” on the face of the Consolidated Statement of Income.
Foreign exchange management
In terms of net income, excluding foreign exchange (“FX”) on U.S. dollar denominated long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with U.S. customers and suppliers to reduce the net exposure. The Company may from time to time reduce residual exposure by hedging revenues through FX forward contracts.
The FX gains and losses on U.S. dollar denominated long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, for long-term debt denominated in U.S. dollars in Canada, the Company may enter into FX forward contracts to hedge debt that is denominated in U.S. dollars.
Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.
Interest rate management
To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuance, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps to substantially lock in all or a portion of the effective future interest expense.  The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt.

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
Fuel price management
The impact of changes in the price of fuel is mitigated substantially through fuel recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.
Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil and diesel. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.
Credit Risk
Entering into derivative financial instruments can result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company enters into risk management transactions only with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits, contractual and collateral requirements, frequent assessment of counterparty credit ratings and netting arrangements.
Counterparty credit valuation adjustments may be necessary when the market price of an instrument is not indicative of the fair value due to the credit quality of the counterparty. Generally, market quotes assume that all counterparties have near zero, or low, default rates and have equal credit quality. Therefore, an adjustment may be necessary to reflect the credit quality of a specific counterparty to determine the fair value of the instrument. CP monitors the counterparties’ credit ratings and could unwind positions if their ratings deteriorate. As of June 30, 2009, with the exception of the long-term floating rate notes, the only outstanding derivatives were crude oil swaps, interest rate swaps, currency forwards, foreign exchange contracts on fuel, and a total return swap that are all made with major banks.
Fair value option for financial assets and financial liabilities
U.S. GAAP permits an entity to irrevocably elect fair value on a contract by contract basis as the initial and subsequent measurement attribute for many financial instruments and certain other items. An entity electing the fair value option would be required to recognize changes in fair value in earnings. At this time the Company has not elected to account for any instruments at fair value under the fair value option.
Derivative instruments
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at June 30, 2009 and December 31, 2008. Of the derivatives designated as hedging instruments, the diesel futures contracts, the crude oil swaps and the foreign exchange contracts on fuel are accounted for as cash flow hedges, while the interest rate swaps are accounted for as a fair value hedge.

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)

in millions of Canadian dollars	June 30, 2009	December 31,
		2008
Fair value of financial assets

Accounts receivable and other current assets

Derivatives designated as hedging instruments
Current portion of diesel futures contracts	$1.6	$-
Current portion of crude oil swaps	3.5	3.2
Current portion of interest rate swaps	-	7.2
Derivatives not designated as hedging instruments
Heating oil crack spread futures	0.1	-

	5.2	10.4

Other assets

Derivatives designated as hedging instruments
Long-term portion of interest rate swaps	-	13.7

Derivatives not designated as hedging instruments
Long-term portion of currency forward	9.4	57.3

	9.4	71.0

	$14.6	$81.4

Carrying value of financial liabilities

Liabilities
Accounts payable and accrued liabilities
Derivatives designated as hedging instruments
Current portion of foreign exchange contracts on fuel	$0.3	$0.1
Current portion of diesel futures contracts	-	4.5

	0.3	4.6

Deferred liabilities
Derivatives not designated as hedging instruments
Total return swap	33.9	67.9

	$34.2	$72.5

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
The following table summarizes information on the location and amounts of gains and losses related to derivatives on the Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income for the six months ended June 30, 2009 and 2008.

in millions of Canadian	Location of gain (loss)	Amount of gain (loss)		Amount of gain (loss)
dollars	recognized in income	recognized in income		recognized in other
	on derivatives	on derivatives for the		comprehensive
		six months ended		income on derivatives
				for the six months
				ended

		June 30,	June 30,	June 30,	June 30,
		2009	2008	2009	2008

Derivatives designated as hedging instruments
Interest rate swap	Net interest expense	$3.1	$1.1	$-	$-
Crude oil swaps	Fuel expense	1.0	10.1	0.3	5.2
Diesel future contracts	Fuel expense	(5.8)	-	5.9	-
Foreign exchange contracts on fuel	Fuel expense	-	(1.3)	(0.2)	1.6
Treasury rate lock	Net interest expense	-	(1.1)	-	(0.4)
Derivatives not designated as hedging instruments
Currency forward	Foreign exchange gain (loss) on long-term debt	(16.8)	4.2	-	-
Treasury rate lock	Net interest expense	(0.7)	1.3	-	-

Total return Swap	Compensation and benefits	2.9	6.0	-	-

		$(16.3)	$20.3	$6.0	$6.4

During the next twelve months, the Company expects $3.5 million and $1.6 million of unrealized holding gains on crude oil swaps and diesel future contracts, respectively, and $0.3 million of unrealized holding losses on FX contracts on fuel, to be realized and recognized in the consolidated statement of income as a result of these derivatives being settled.
The following table summarizes information on the effective and ineffective portions of the Company’s net investment hedge on the Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income for the six months ended June 30, 2009 and 2008.

in millions of Canadian dollars	Location of ineffective portion	Ineffective portion		Effective portion
	recognized in income	recognized in income		recognized in other
		for the six months		comprehensive
		ended		income for the six
months ended

		June 30,	June 30,	June 30,	June 30,
		2009	2008	2009	2008

Net investment hedge	Foreign exchange gain (loss) on long- term debt	$(4.9)	$(0.6)	$85.6	$(34.9)

CANADIAN PACIFIC RAILWAY LIMITED
June 30, 2009
Reconciliation of Canadian and United States generally accepted accounting principles (unaudited)
(continued)
Investment in Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”)
As part of the acquisition of DM&E, future contingent payments of up to approximately US$1.05 billion plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon achievement of certain milestones. Future contingent payments of US$350 million would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025. Further future contingent payments of up to approximately US$700 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025.
Upon acquisition of DM&E, CP recognized goodwill on the allocation of the purchase price. Since that time the DM&E operations have been integrated with CP’s US operations and the reporting unit for the goodwill is CP’s US business. As required under generally accepted accounting principles, goodwill must be tested for impairment at least annually, which for CP is as at October 1st.
Subsequent events
Subsequent events were evaluated up to September 30, 2009.
Future accounting changes
Accounting for Transfers of Financial Assets
The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although CP currently does not have an accounts receivable securitization programme, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, is currently being assessed to determine if the changes in disclosure requirements would impact CP’s prior periods. The new guidance is effective for CP from January 1, 2010.
Consolidations
The FASB has issued an amendment to the consolidation guidance applicable to variable interest entities (“VIE”). This amendment will be effective for CP commencing January 1, 2010. It will change the criteria to be assessed to determine the primary beneficiary of a VIE. The Company is currently assessing whether the adoption of this amendment will impact CP’s financial statements.
Disclosures About Postretirement Benefit Plan Assets
Effective for CP’s 2009 annual financial statements at December 31, 2009, additional disclosures about the fair value of postretirement benefit plan assets will be required. These disclosures include fair values by major categories of assets, assumptions and valuation techniques used to establish fair value of plan assets and investment policies and strategies. However, the guidance issued by FASB does not change the accounting treatment of postretirement benefit plan assets and hence will not impact CP’s financial results or financial position.
FASB Codification
The FASB Codification of accounting pronouncements is effective from July 1, 2009. This reorganizes the structure of U.S. GAAP but does not alter previous accounting pronouncements or required accounting treatment or disclosures. As a result it will have no impact on CP’s financial statements.